Exhibit 99.1
TOWER SEMICONDUCTOR LTD.
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the shareholders of
Tower Semiconductor Ltd.

We have audited the accompanying consolidated balance sheets of Tower Semiconductors Ltd. (the "Company") and its subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects the consolidated financial position of the Company and its subsidiaries as of December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 22, the consolidated financial statements include a reconciliation of the company's financial statements from the accounting principles generally accepted in the United States of America to International Financial Reporting Standards.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel
February 28, 2017

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars and shares in thousands)

	As of December 31,
	2016	2015
A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$355,284	$175,575
Short term deposits	34,093	30,000
Trade accounts receivable	141,048	110,065
Inventories	137,532	105,681
Other current assets	30,041	25,406
Total current assets	697,998	446,727

LONG-TERM INVESTMENTS	25,624	11,737

PROPERTY AND EQUIPMENT, NET	616,686	459,533

INTANGIBLE ASSETS, NET	28,129	34,468

GOODWILL	7,000	7,000

OTHER ASSETS, NET	4,447	5,903

TOTAL ASSETS	$1,379,884	$965,368

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term debt and current maturities of loans and debentures	$48,084	$33,259
Trade accounts payable	99,262	91,773
Deferred revenue and customers' advances	26,169	23,373
Employee related liabilities	49,517	44,734
Other current liabilities	24,083	17,980
Total current liabilities	247,115	211,119

LONG-TERM LOANS FROM BANKS	133,163	210,538

DEBENTURES	162,981	45,481

LONG-TERM CUSTOMERS' ADVANCES	41,874	21,102

EMPLOYEE RELATED LIABILITES	14,176	14,189

DEFERRED TAX LIABILITY	95,233	69,744

OTHER LONG-TERM LIABILITIES	2,728	7,609

Total liabilities	697,270	579,782

Ordinary shares of NIS 15 par value:	369,057	326,572
150,000 authorized as of December 31, 2016 and 2015
93,071 and 92,985 issued and outstanding, respectively, as of December 31, 2016
82,144 and 82,058 issued and outstanding, respectively, as of December 31, 2015
Additional paid-in capital	1,318,725	1,273,545
Capital notes	41,264	48,553
Cumulative stock based compensation	68,921	58,209
Accumulated other comprehensive loss	(27,827)	(26,810)
Accumulated deficit	(1,071,036)	(1,273,654)
	699,104	406,415
Treasury stock, at cost - 86 shares	(9,072)	(9,072)
THE COMPANY'S SHAREHOLDERS' EQUITY	690,032	397,343
Non controlling interest	(7,418)	(11,757)
TOTAL EQUITY	682,614	385,586

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,379,884	$965,368

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars and shares in thousands, except per share data)

	Year ended December 31,
	2016	2015	2014

REVENUES	$1,249,634	$960,561	$828,008

COST OF REVENUES	946,534	755,196	764,220

GROSS PROFIT	303,100	205,365	63,788

OPERATING COSTS AND EXPENSES:

Research and development	63,134	61,669	51,841
Marketing, general and administrative	65,439	62,793	58,783
Nishiwaki Fab restructuring and impairment cost (income), net	(627)	(991)	55,500
Acquisition related costs	--	--	1,229

	127,946	123,471	167,353

OPERATING PROFIT (LOSS)	175,154	81,894	(103,565)

INTEREST EXPENSE, NET	(11,857)	(13,179)	(33,409)

OTHER FINANCING EXPENSE, NET	(12,492)	(109,930)	(55,404)

GAIN FROM ACQUISITION, NET	50,471	--	166,404

OTHER INCOME (EXPENSE), NET	9,322	(190)	(140)

PROFIT (LOSS) BEFORE INCOME TAX	210,598	(41,405)	(26,114)

INCOME TAX BENEFIT (EXPENSE)	(1,432)	12,278	24,742

NET PROFIT (LOSS)	209,166	(29,127)	(1,372)

Net loss (income) attributable to non controlling interest	(5,242)	(520)	5,635

NET PROFIT (LOSS) ATTRIBUTABLE TO THE COMPANY	$203,924	$(29,647)	$4,263

BASIC EARNINGS (LOSS) PER ORDINARY SHARE:

Earnings (loss) per share	$2.33	$(0.40)	$0.08

Weighted average number of ordinary shares outstanding	87,480	74,366	51,798

DILUTED EARNINGS PER ORDINARY SHARE:

Earnings per share	$2.09		$0.07

Net profit used for diluted earnings per share	$212,160		$4,263

Weighted average number of ordinary shares outstanding
used for diluted earnings per share	101,303		63,182

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED COMPREHENSIVE INCOME (LOSS)
(dollars in thousands)
	Year ended December 31,
	2016	2015	2014

Net profit (loss)	$209,166	$(29,127)	$(1,372)

Other comprehensive income (loss), net of tax:

Foreign currency translation adjustment	923	(2,485)	(16,643)

Change in employees plan assets and benefit obligations, net of taxes $184, $96 and $1,774 for the years ended December 31, 2016, 2015 and 2014, respectively	(546)	176	(3,860)

Unrealized gains (losses) on derivatives	266	(64)	--

Comprehensive income (loss)	209,809	(31,500)	(21,875)

Comprehensive (income) loss attributable to non-controlling interest	(6,902)	769	16,538

Comprehensive income (loss) attributable to the Company	$202,907	$(30,731)	$(5,337)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(dollars and share data in thousands)

	THE COMPANY'S SHAREHOLDERS' EQUITY
	Ordinary Shares issued	Ordinary Shares Amount	Additional paid-in capital	Capital notes	Unearned compensation	Accumulated other comprehensive loss	Foreign currency translation adjustments	Accumulated deficit	Treasury stock	Comprehensive income (loss)	Non controlling interest	Total

BALANCE AS OF JANUARY 1, 2014	47,956	$192,776	$1,084,011	$92,549	$45,380	$3,484	$(19,610)	$(1,248,270)	$(9,072)		$-	$141,248

Changes during the period:

Establishment of a subsidiary											7,120	7,120
Issuance of shares and warrant	5,470	22,563	38,550									61,113
Exercise of options	763	3,274	44									3,318
Capital notes	3,931	16,504	15,341	(31,845)								-
Employee stock-based compensation					4,637							4,637
Other comprehensive loss:
Profit (loss)								4,263		$4,263	(5,635)	(1,372)
Foreign currency translation adjustments							(5,740)			(5,740)	(10,903)	(16,643)
Change in employees plan assets and benefit obligations						(3,860)				(3,860)		(3,860)
Comprehensive loss										$(5,337)

BALANCE AS OF DECEMBER 31, 2014	58,120	$235,117	$1,137,946	$60,704	$50,017	$(376)	$(25,350)	$(1,244,007)	$(9,072)		$(9,418)	$195,561

Changes during the period:

Conversion of debentures and exercise of warrants into share capital	20,904	79,443	126,989									206,432
Exercise of options	1,620	6,261	1,730									7,991
Capital notes converted into share capital	1,500	5,751	6,400	(12,151)								-
Employee stock-based compensation					8,192							8,192
Stock-based compensation related to the Facility Agreement with the Banks			480									480
Dividend paid to Panasonic											(1,570)	(1,570)
Other comprehensive loss:
Profit (loss)								(29,647)		$(29,647)	520	(29,127)
Foreign currency translation adjustments							(1,196)			(1,196)	(1,289)	(2,485)
Change in employees plan assets and benefit obligations						176				176		176
Unrealized loss on derivatives						(64)				(64)		(64)
Comprehensive loss										$(30,731)

BALANCE AS OF DECEMBER 31, 2015	82,144	$326,572	$1,273,545	$48,553	$58,209	$(264)	$(26,546)	$(1,273,654)	$(9,072)		$(11,757)	$385,586

Changes during the period:

Issuance of shares	3,297	12,504	27,496									40,000
Conversion of debentures and exercise of warrants into share capital	3,080	12,069	10,223									22,292
Exercise of options	3,650	14,412	3,192									17,604
Capital notes converted into share capital	900	3,500	3,789	(7,289)								-
Employee stock-based compensation					9,406							9,406
Stock-based compensation related to the Facility Agreement with the Banks			480									480
Dividend paid to Panasonic											(2,563)	(2,563)
Accumulated amount due to adoption of ASU No. 2016-09, Compensation -
Stock Compensation (Topic 718)					1,306			(1,306)				-
Other comprehensive income:
Profit								203,924		$203,924	5,242	209,166
Foreign currency translation adjustments							(737)			(737)	1,660	923
Change in employees plan assets and benefit obligations						(546)				(546)		(546)
Unrealized loss on derivatives						266				266		266
Comprehensive income										$202,907

BALANCE AS OF DECEMBER 31, 2016	93,071	$369,057	$1,318,725	$41,264	$68,921	$(544)	$(27,283)	$(1,071,036)	$(9,072)		$(7,418)	$682,614
OUTSTANDING SHARES, NET OF TREASURY STOCK AS OF DECEMBER 31, 2016	92,985

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended December 31,
	2016	2015	2014

CASH FLOWS - OPERATING ACTIVITIES

Net profit (loss)	$209,166	$(29,127)	$(1,372)

Adjustments to reconcile net profit (loss) for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	197,606	168,032	203,868
Financing expense associated with debentures series F	150	87,973	39,494
Effect of indexation, translation and fair value measurement on debt	8,292	16,078	(3,667)
Financing costs relating to Jazz notes exchange	--	--	9,817
Other expense (income), net	(9,322)	190	140
Gain from acquisition, net	(50,471)	--	(166,404)
Changes in assets and liabilities:
Trade accounts receivable	(30,104)	(11,115)	(24,021)
Other current assets	(265)	(14,978)	49,934
Inventories	(22,069)	(17,908)	(1,758)
Trade accounts payable	5,550	(26,163)	11,107
Deferred revenue and customers' advances	23,581	32,725	1,915
Other current liabilities	(145)	8,454	25,744
Long-term employee related liabilities	(798)	(2,036)	(2,581)
Deferred tax liability, net	(4,564)	(4,173)	(23,977)
Other long-term liabilities	861	(12,739)	7,098
Nishiwaki employees retirement related payments in connection with its operation cessation	--	(24,907)	(27,572)
Net cash provided by operating activities	327,468	170,306	97,765

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment	(217,496)	(172,078)	(95,673)
Proceeds related to sale and disposal of property and equipment	7,872	6,589	45,464
Acquisition of subsidiaries consolidated for the first time (a)	--	--	57,582
Deposits and investments, net	(17,101)	(30,000)	9,924
Net cash provided by (used in) investing activities	(226,725)	(195,489)	17,297

CASH FLOWS - FINANCING ACTIVITIES

Issuance of debentures, net	113,149	--	9,214
Exercise of warrants and options, net	38,803	14,424	10,399
Proceeds from loans	55,960	70,592	85,884
Short-term loan repayment to Panasonic	--	--	(85,884)
Loans repayment	(132,018)	(18,200)	(41,181)
Debentures repayment	--	(51,489)	(10,230)
Dividend payment to Panasonic	(2,563)	(1,570)	--
Net cash provided by (used in) financing activities	73,331	13,757	(31,798)

Effect of foreign exchange rate change	5,635	(166)	(8,968)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	179,709	(11,592)	74,296
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	175,575	187,167	112,871

CASH AND CASH EQUIVALENTS - END OF PERIOD	355,284	$175,575	$187,167

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Yearq ended
	December 31,
	2016	2015	2014

NON-CASH ACTIVITIES:

Investments in property and equipment	23,747	$18,657	$27,495
Equity increase associated with Jazz notes exchange	--	$--	$9,609
Conversion of debentures to share capital and exercise of warrants	611	$195,726	$34,822

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the period for interest	9,534	$12,371	$34,042
Cash paid (received) during the period for income taxes	3,485	$3,469	$(1,563)

(a) ACQUISTION OF SUBSIDIARIES CONSOLIDATED FOR THE FIRST TIME, SEE ALSO NOTE 3:

Assets and liabilities of the subsidiaries:

	As of	As of
	February 1, 2016	April 1, 2014

Working capital (excluding cash and cash equivalents)	10,775	$32,406
Fixed assets	106,919	245,278
Intangible assets	2,799	24,520
Short-term loan	--	(85,249)
Long-term liabilities	(28,021)	(93,602)
	92,472	123,353
Less:
Share capital	40,000	14,531
Gain from acquisition, net	52,472	166,404
	92,472	180,935

Cash from the acquisition of a subsidiaries consolidated for the first time	--	$57,582

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 1        - DESCRIPTION OF BUSINESS AND GENERAL

The consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) include the financial statements of Tower, and (i) its wholly-owned subsidiary Tower US Holdings Inc., the sole owner of: (1) Jazz US Holdings Inc. and its wholly-owned subsidiary, Jazz Semiconductor, Inc., an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices (Jazz US Holdings Inc. and Jazz Semiconductor, Inc. collectively referred to herein as “Jazz”); and (2) since February 2016, Tower US Holdings is also the sole owner of TowerJazz Texas Inc. (“TJT”), as described in Note 3B below and (ii) since March 31, 2014, its majority-owned subsidiary, TowerJazz Panasonic Semiconductor Co., Ltd. (“TPSCo”), an independent semiconductor foundry which includes three semiconductor manufacturing facilities located in Uozu, Tonami and Arai, in Hokuriku Japan, as described in Note 3A below. Tower and its subsidiaries are collectively referred to as the “Company”.

The Company is a global specialty foundry leader manufacturing Integrated Circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RF CMOS, CMOS Image sensor, Integrated Power Management (BCD and 700V) and MEMS. The Company also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to integrated device manufacturers (“IDMs”) and fabless companies that require capacity. To provide multi-fab sourcing and expanded capacity for its customers, the Company operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three in Japan through TPSCo (two 200mm and one 300mm), which provide leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including advanced Image Sensor technologies.

The Company operates in the semiconductor industry and competes internationally with dedicated foundry service providers, which, in addition to providing leading edge CMOS process technologies also have capacity for some specialty process technologies. The Company also competes with IDMs that have internal semiconductor manufacturing capacity or foundry operations. Several dedicated foundries have specialized operations and compete directly with the Company in certain areas, flows and technology capabilities. There are a number of smaller participants in the specialty process arena with specific analog focus. The Company believes that most of the large dedicated foundry service providers compete primarily in standard CMOS product types, while they also have capacity for specialty process technologies. As a result, the Company’s main industry competitors are smaller participants which focus on the specialty process analog arena.

Tower’s ordinary shares are traded on the NASDAQ Global Select Market and on the Tel-Aviv Stock Exchange (“TASE”) under the symbol TSEM.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2        - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”).

A.	Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

B.	Principles of Consolidation

The Company’s consolidated financial statements include the financial statements of Tower and its subsidiaries. The Company’s consolidated financial statements are presented after elimination of inter-company transactions and balances. The Company’s consolidated financial statements include TPSCo’s balance sheet since March 31, 2014 and TPSCo’s results of operations from April 1, 2014 and TJT’s results of operations and balance sheet since February 1, 2016.

C.	Cash and Cash Equivalents, Short-Term Deposits

Cash and cash equivalents consist of cash, bank deposits and short-term investments with original maturities of three months or less. Short-term Deposits include bank deposits with original maturities greater than three months and  to be matured within the next 12 months period.

D.
Allowance for Doubtful Accounts

The allowance for doubtful accounts is computed on the specific identification basis for accounts whose collectability, in the Company’s estimation, is uncertain. As of December 31, 2016 and 2015, the amounts in the allowance for doubtfull accounts are immaterial.

E.	Inventories

Inventories are stated at the lower of cost or market. Cost for raw materials and supplies is determined mainly on the basis of the weighted average moving price per unit. Cost for work in process and finished goods is determined on the basis of actual production cost.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2        -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

F.	Property and Equipment

The Company accounts for property and equipment in accordance with Accounting Standards Codification (“ASC”) 360 “Accounting for the Property, Plant, and Equipment” (“ASC 360”). Property and equipment are presented at cost, including capitalizable costs. Capitalizable costs include only costs that are identifiable with, and related to, the property and equipment and are incurred prior to their initial operation. Identifiable incremental direct costs include costs associated with constructing, establishing and installing property and equipment, and costs which are directly related to pre-production test runs of property and equipment that are necessary for preparing such property and equipment for their intended use. Maintenance and repairs are charged to expenses as they are incurred.

Property and equipment are presented net of investment grants received, and less accumulated depreciation .

Depreciation is calculated based on the straight-line method over the Company’s estimated useful lives of the assets or terms of the related leases, as follows:

Buildings and building improvements, including facility infrastructure	10-25 years
Machinery and equipment, software and hardware	3-15 years

In connection with the periodic review of the estimated useful lives of property and equipment at the Company’s foundry manufacturing facilities, the Company determined during 2015, that the estimated useful lives of machinery and equipment should be extended to 15 years from 7 years and the estimated useful lives of facility infrastructure should be extended to 25 years from 14 years. The Company extended the estimated useful lives of these assets as a result of the extended use of mature technologies, longer processes and product life cycles, the versatility of manufacturing equipment, facility systems and infrastructure to provide better flexibility to meet changes in customer demand and the ability to re-use equipment over several technology cycles significantly extending the estimated usage period of such assets. For further details, see Note 8A. Impairment charges, if needed, are determined based on the policy outlined in R below.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2        -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

G.	Intangible Assets

The Company accounts for intangible assets in accordance with ASC 350 “Intangibles-Goodwill and Other” (“ASC 350”). Intangible assets include the valuation amount attributed to the intangible assets as part of the purchase price allocation made at the time of acquisition of each of Jazz, TPSCo and TJT.

The amounts attributed to intangible assets as part of the purchase price allocations for the acquisitions are amortized over the expected estimated economic life of the intangible assets commonly used in the industry.

Impairment charges, if needed, are determined based on the policy outlined in R below.

H.	Other Assets

Other Assets include mainly prepaid long-term lease payments to the Israel Land Administration (“ILA”) for the land on which the company’s Israeli fabs are established, net of accumulated amortization over the lease period, see also Note 16C .

I.	Convertible Debentures

Under ASC 470-20 “Debt with Conversion and Other Options”, the proceeds from the sale of debt securities with detachable conversion feature and other options, are allocated to each of the securities issued based on their relative fair value. For more information about Convertible debentures see Note 13.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2        - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

J.	Stock-Based Instruments in Financing Transactions

The Company calculates the fair value of stock-based instruments included in the units issued in its financing transactions. That fair value is recognized in equity, if determined to be eligible for equity classification. The fair value of such stock-based instruments, when included in issuance of debt that is not itself accounted at fair value, is considered a discount on the debt and results in an adjustment to the yield of the debt.

K.	Revenue Recognition

The Company’s revenues are generated principally from sales of semiconductor wafers. The Company also derives revenues from design support and other technical and support services incidental to the sale of semiconductor wafers. The vast majority of the Company’s sales are achieved through the effort of its direct sales force.

In accordance with ASC Topic 605 “Revenue Recognition”, the Company recognizes revenues from sale of products when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the price to the customer is fixed or determinable; and (iv) collection of the resulting receivable is reasonably assured. Generally, delivery occurs after products meet all of the customer’s acceptance criteria based on pre-shipment electronic, functional and quality tests.

The Company provides for sales returns allowance relating to specified yield or quality commitments as a reduction of revenues based on past experience and specific identification of events necessitating an allowance.

L.	Research and Development

Research and development costs are charged to operations as incurred. Amounts received or receivable from the government of Israel and others, as participation in research and development programs, are offset against research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement have been met.

M.	Income Taxes

The Company accounts for income taxes using an asset and liability approach as prescribed in ASC 740-10 “Income Taxes” (“ASC 740-10”). This topic prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred taxes are computed based on the tax rates anticipated (under applicable law as of the balance sheet date) to be in effect when the deferred taxes are expected to be paid or realized.
The Company evaluates realizability of its deferred tax assets for each jurisdiction in which the Company operates at each reporting date, and establishes valuation allowances when it is more likely than not that all or a part of its deferred tax assets will not be realized.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2        - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

M.	Income Taxes (cont.)

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. The Company considers all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities and projected future taxable income. In circumstances where there is sufficient negative evidence indicating that the Company's deferred tax assets are not more-likely-than-not realizable, the Company establishes a valuation allowance.

ASC 740-10 prescribes a two-step approach for recognizing and measuring uncertain tax positions. The first step is to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they are more-likely-than-not sustainable, based solely on their technical merits, upon examination and including resolution of any related appeals or litigation process. The second step is to measure the associated tax benefit of each position as the largest amount that the Company believes is more-likely-than-not realizable. Differences between the amount of tax benefits taken or expected to be taken in its income tax returns and the amount of tax benefits recognized in its financial statements, represent the Company's unrecognized income tax benefits. The Company's policy is to include interest and penalties related to unrecognized income tax benefits as a component of income tax expense.

N.	Earnings (Loss) Per Ordinary Share

Basic earnings (loss) per share are calculated in accordance with ASC  260, “Earnings Per Share” ("ASC 260") by dividing profit or loss attributable to ordinary equity holders of Tower (the numerator) by the weighted average number of ordinary shares outstanding during the reported period (the denominator). Diluted earnings per share are calculated, if applicable, by adjusting profit attributable to ordinary equity holders of Tower, and the weighted average number of ordinary shares, taking into effect all potential dilutive ordinary shares.

O.	Comprehensive Income (Loss)

In accordance with ASC 220 “Comprehensive Income” ("ASC 220"), comprehensive income (loss) represents the change in shareholders’ equity during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a reporting period except those resulting from investments by owners and distributions to owners. Other comprehensive income (loss) (“OCI”) represents gains and losses that are included in comprehensive income but excluded from net income.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2        - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

P.	Functional Currency and Exchange Rate Losses

The currency of the primary economic environment in which Tower, TJT and Jazz conduct their operations is the U.S. Dollar (“dollar”). Thus, the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with ASC  830-10 “Foreign Currency Matters”. All transaction gains and losses from the re-measurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate. The financial statements of TPSCo, whose functional currency is the Japanese Yen (“JPY”), have been translated into dollars. The assets and liabilities have been translated using the exchange rate in effect as of the balance sheet date. The statement of operations of TPSCo has been translated using the average exchange rate for the reported period. The resulting translation adjustments are charged or credited to OCI.
Q.	Stock-Based Compensation

The Company applies the provisions of ASC Topic 718 “Compensation - Stock Compensation”, under which employees’ share-based equity awards are accounted for under the fair value method. Accordingly, stock-based compensation granted to employees and directors is measured at the grant date, based on the fair value of the grant. The Company uses the straight-line attribution method to recognize stock-based compensation costs over the vesting period of the grant, except for grants that involve performance criteria, for which an accelerated method is used.

R.	Impairment of Assets

Impairment of Property, Equipment and Intangible Assets

The Company reviews long-lived assets and intangible assets on a periodic basis, as well as when such a review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, considering the undiscounted cash flows expected from it. If applicable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with ASC 360-10 “Property, Plant and Equipment”.

Impairment of Goodwill

Goodwill is subject to an impairment test performed at least on an annual basis or upon the occurrence of certain events or circumstances. The goodwill impairment test is performed based on the result of an initial qualitative assessment for the likelihood of impairment. If this assessment does not result in a more-likely-than-not indication of impairment, no further impairment testing is required. If it does result in a more-likely-than-not indication of impairment, the impairment test is performed.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2       -         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.).

R.	Impairment of Assets (cont.)

Goodwill impairment is assessed based on a comparison of the fair value of the unit to which the goodwill is ascribed, and the underlying carrying value of its net assets, including goodwill. If the carrying amount of the unit exceeds its fair value, the implied fair value of the goodwill is compared with its carrying amount to measure the amount of impairment loss, if any.

The Company uses the income approach methodology of valuation that includes discounted cash flows to determine the fair value of the unit. Significant management judgment is required in the forecasts of future operating results used for this methodology.

S.	Classification of Liabilities and Equity

Tower applies ASC 815-40 “Contract in Entity’s Own Equity” in determining whether an instrument that may be settled in Tower’s shares is also considered indexed to a company’s own stock, for the purpose of classification of the instrument as a liability or equity.

T.
Derivatives and hedging

Derivative instruments are recognized as either assets or liabilities and are measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

For derivative instruments designated as fair value hedges, the gains (losses) are recognized in earnings in the periods of change together with the offsetting losses (gains) on the hedged items attributed to the risk being hedged.

For derivative instruments designated as cash flow hedges, the effective portion of the gains (losses) on the derivatives is initially reported as a component of OCI and is subsequently recognized in earnings when the hedged exposure is recognized in earnings. Gains (losses) on derivatives representing either hedge components excluded from the assessment of effectiveness or hedge ineffectiveness are recognized in earnings.

For derivative instruments that are not designated as hedges, gains (losses) from changes in fair values are primarily recognized in the same line of the item economiclly hedged.

U.	Reclassification and Presentation

Certain amounts in prior years’ financial statements have been reclassified in order to conform to the 2016 presentation.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2        - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

V.	Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") amended the existing accounting standards for revenue recognition in Accounting Standards Update (“ASU”) 2014-09 “Revenue from Contracts with Customers”,which amendment has been further amended several times, recently in  2016. The amendment is based on the principle that revenue should be recognized to depict the value of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services if sold at the end of the calendar quarter.

ASU 2014-09 is effective January 1, 2018. Early adoption is permitted but not before January 1, 2017. The amendment may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is considering whether control over wafers in production, is transferred over time or at a certain point in time. The Company’s manufacturing of wafers creates an asset with no alternative use. In the event a customer cancels an order, the Company is entitled to recover its costs plus reasonable margin, in accordance with the engagement terms apply for most of its customers’.

Should it be determined that control over the goods is transferred over time, the Company may recognize revenue for such engagments based on the proportion of the manufacture of the wafer that was completed. The effect of such determination is to recognize revenues earlier, over the time of production rather than upon delivery of a finished wafer.

In November 2015, the FASB issued ASU 2015-17 “Balance Sheet Classification of Deferred Taxes”. ASU 2015-17 simplifies the presentation of deferred income taxes and requires that deferred tax assets and liabilities, as well as any related valuation allowance, be classified as noncurrent in a classified statement of financial position. The update will apply to the Company as of the first quarter of 2017. The update is not expected to have a material effect on the Company's consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2        - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

V.	Recently Issued Accounting Pronouncements (cont.)

In April 2015, the FASB issued 2015-03“Interest Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs”. This guidance changes the presentation of debt issuance costs in financial statements. Under this ASU, an entity is required to present such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as an financing expense. The requirement to present debt issuance costs as a direct reduction of the related debt liability (rather than as an asset) is consistent with the presentation of debt discounts under US GAAP. In addition, it aligns the guidance in US GAAP with that in IFRS, under which transaction costs that are directly attributable to the issuance of a financial liability are treated as an adjustment to the initial carrying amount of the liability.

As a result of the retrospective adoption of ASU 2015-03 effective January 1, 2016, deferred financing costs of approximately $856, previously classified within long-term assets. were applied to reduce the related debt liabilities as of December 31, 2015.
In 2016, issuance expenses relating to Series G Debentures and to the bank loan to TJT were deducted accordingly from the debt liability carrying amounts.

In January 2016, the FASB issued ASU 2016-01 to address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The standard requires entities to measure equity investments that do not result in consolidation and are not accounted for under the equity method at fair value and recognize any changes in fair value in net income. The provisions under this amendment are effective January 1, 2019, and for interim periods within that year. Early adoption is not permitted. The company is evaluating the impact of adopting this guidance on it’s consolidated financial statements and disclosures and expects it would not have a material effect on its financial results.

In February 2016, the FASB issued ASU 2016-02 “Leases (Topic 842)”, which primarily changes the leases accounting for operating leases by requiring recognition of lease right-of-use assets and lease liabilities. The amendments are effective January 1, 2019, and for interim periods within that year, with early adoption permitted. The Company is evaluating the effect of ASU 2016-02 on its consolidated financial statements but expects it would not have a material effect on its financial results.

In March 2016, the FASB issued ASU 2016-09,“Compensation - Stock Compensation (Topic 718)”. This guidance identifies areas for simplification involving several aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, an option to recognize gross stock compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. This guidance is effective for the annual reporting period beginning after December 15, 2016, including interim periods within that reporting period, with early adoption permitted. The Company has early adopted the update as of January 1, 2016. Adoption of the new standard resulted in the recognition of excess tax benefits in the provision for income taxes rather than paid-in-capital of approximately $1,500 for the year ended December 31, 2016. In addition, as of January 1, 2016, the Company accounts for forfeitures on a gross basis and recognizes actual forfeitures as they occur.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 2        - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

V.	Recently Issued Accounting Pronouncements (cont.)

The update requires that the adoption related to forfeitures be accounted for using the modified retrospective method where the effect of the change relating to previous years was to be recognized as an adjustment to the opening balance of retained earnings. The amount of the adjustment related to previous years is approximately $1,300.

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments Credit Losses”. This update requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected.

The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount. An entity must use judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. The Company has previously incurred immaterial amount of bad debt and expecting no material impact from adopting this guidance on its consolidated financial statements and disclosures.

In November 2016, the FASB issued ASU 2016-18 to require amounts generally described as restricted cash and restricted cash equivalents to be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments are effective January 1, 2019, and for interim periods within that year. Early adoption is permitted. The Company is evaluating the impact of the amendments on its consolidated statement of cash flows and disclosures.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 3        - RECENT ACQUISITIONS:

A.	TowerJazz Panasonic Semiconductor Co., Ltd. Establishment

During 2014, Tower signed agreements with Panasonic Corporation (“Panasonic”) according to which (a) Panasonic formed a fully-owned subsidiary named TPSCo during 2014; (b) Panasonic transferred license rights to semiconductor wafer manufacturing processes and transferred its capacity tools of three of its fabs (8 inch and 12 inch) located in Hokuriku Japan (Uozu, Tonami and Arai) to TPSCo; and (c) Tower acquired 51% of the shares of TPSCo in consideration for the issuance of ordinary shares of Tower to Panasonic valued at approximately $7,411.

TPSCo, Tower and Panasonic also agreed to the following, among others: (i) a five-year manufacturing agreement between Panasonic and TPSCo, under which Panasonic will acquire products from TPSCo; (ii) a five-year production related and complimentary services agreement between Panasonic and TPSCo, under which Panasonic will acquire services from TPSCo; (iii) TPSCo will license certain technologies from Panasonic in order to utilize certain Panasonic process technologies for the manufacturing of products; (iv) Panasonic will provide TPSCo with various transition services and support; (v) TPSCo will lease the manufacturing buildings and related facilities’ infrastructure from Panasonic; and (vi) TPSCo will receive services from Tower including marketing, sales, general and administration services.

B.	TowerJazz Texas Inc. Establishment

In February 2016, Tower acquired a fabrication facility in San Antonio, Texas from Maxim Integrated Products Inc. (“Maxim”). The acquisition was done through an indirectly wholly owned subsidiary of Tower, TJT. The purchase price was $40,000, payable through the issuance of approximately 3.3 million.

The agreement with Maxim included an earn-out mechanism for a period of up to 10 months. According to that mechanism, if the proceeds from the sale of the shares by Maxim during the 10 month period plus the value of the shares remaining, if any, as of the last day of this 10 month period,  are less than the purchase price (i.e., $40,000), the Company would need to compensate  Maxim with the difference, but in no event by more than $6,000. In the case where the proceeds from the sale of shares during the 10 month period plus the value of the shares remaining, if any, as of the last day of this 10 month period, exceed $40,000, Maxim will pay the Company such excess amount, in cash, but in no event more than $6,000. On the date of acquisition, the mechanism had a fair value of zero. On the date of settlement, the earn-out mechanism resulted in a gain of $6,000 to the Company, of which $1,000 was paid in 2016 and $5,000 is due in 2017.

In addition, Tower and Maxim entered into a long-term 15 year manufacturing agreement, under which Maxim is committed to buy products from TJT in gradually decreasing quantities.

The fair values set forth below are based on a valuation of TJT’s assets and liabilities and purchase price allocation performed by the Company in accordance with ASC 805-10 "Business Combinations", taking into consideration an appraisal report of a third party expert.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 3        - RECENT ACQUISITIONS:

B.	TowerJazz Texas Inc. Establishment (cont).

The fair value of the assets acquired, net of liabilities, as detailed in the table below, exceeded the $40,000 purchase price by $52,472, thereby creating a gain from the acquisition.

The allocation of fair value to the assets acquired and liabilities assumed is as follows:

As of February 1, 2016
Current assets	$14,342
Tangible assets	106,919
Intangible assets	2,799
Total assets as of acquisition date	$124,060

Customer advance	$2,310
Other current liabilities	1,257
Deferred tax liability	28,021
Liabilities incurred as of acquisition date	$31,588

Consideration payable through Tower’s shares issued	$40,000

Gain from acquisition (*)	$52,472

(*) Gain from acquisition is presented in the Statement of Operations net of $2,001 acquisition related costs.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 4       -  RESTRUCTURING OF JAPAN OPERATIONS

During 2014, the Company restructured its business and activities in Japan. In connection with this restructuring, the Company ceased the operations of its wholly owned subsidiary TowerJazz Japan Ltd. (“TJP”), terminated vendors and other agreements, released for sale TJP’s fab assets and terminated TJP’s work force. In addition, the Company moved certain customers and a product from TJP to the Company’s other fabrication facilities in Japan, US and Israel.

The restructuring was implemented contemporaneously with the acquisition of TPSCo in Japan, which enabled the Company to unify its Japanese business activities and manufacturing under one Japanese entity. Since the Company’s Japanese business and other objectives were able to be fulfilled through TPSCo’s establishment, the Company believes this restructuring had immaterial effect on its future busienss or on its business objectives. The Company’s activities were not downsized, but rather the Company increased its presence and scope of business in Japan, including increased revenue, increased manufacturing and headcount.

The net restructuring and asset impairment charges (credits) in the consolidated statements of operations totaled to impairment charges of $47,472, $(2,641) and $(986) and restructuring costs of $8,028, $1,650 and $359 in the years ended December 31, 2014, 2015 and 2016, respectively. Amounts remaining to be paid from outstanding provision related to restructuring in 2017 and forward are immaterial.

Changes in TJP facility closure related accruals for the years ended December 31, 2015 and 2016 were as follows:

	Asset impairment and related costs (*)	Other restructuring	Total
Accrued balance as of December 31, 2014	$1,196	$3,407	$4,603
Assets impairment related costs and other restructuring charges	3,200	4,116	7,316
Reduction of prior accrual and impairment	(5,841)	(2,466)	(8,307)
Charges against accrual	5,841	--	5,841
Cash payments	(1,296)	(3,113)	(4,409)
Accrued balance as of December 31, 2015	$3,100	$1,944	$5,044
Reduction of prior accrual	(986)	--	(986)
Charges against accrual	--	359	359
Cash payments	(321)	(2,303)	(2,624)
Accrued balance as of December 31, 2016	$1,793	$--	$1,793

(*) Charges associated with asset impairment represent the write-down of the related assets to their new fair value and are recorded concurrently with the recognition of the accrual.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 5        - INVENTORIES

Inventories consist of the following:

	As of December 31,
	2016	2015
Raw materials	$26,296	$27,848
Work in process	105,564	73,437
Finished goods	5,672	4,396
	$137,532	$105,681

Work in process and finished goods are presented net of aggregate write-downs to net realizable value of $1,391 and $621 as of December 31, 2016 and 2015, respectively.

NOTE 6        - OTHER CURRENT ASSETS

Other current assets consist of the following:
	As of December 31,
	2016	2015
Receivables from tax authorities	$9,620	$6,913
Deferred taxes	7,158	7,036
Prepaid expenses	6,610	10,570
TJT acquisition related Receivable, see Note 3B	5,000	--
Others	1,653	887
	$30,041	$25,406

NOTE 7        - LONG-TERM INVESTMENTS

Long-term investments consist of the following:

	As of December 31,
	2016	2015
Severance pay funds (see Note 15)	$9,909	$10,015
Long-term interest bearing bank deposit	12,500	--
Others	3,215	1,722
	$25,624	$11,737

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 8        - PROPERTY AND EQUIPMENT, NET

A.	Composition

	As of December 31,
	2016	2015
Original cost:
Buildings (including facility infrastructure)	$333,696	$292,303
Machinery and equipment	2,093,204	1,808,411
	$2,426,900	$2,100,714
Accumulated depreciation:
Buildings (including facility infrastructure)	(205,604)	(197,518)
Machinery and equipment	(1,604,610)	(1,443,663)
	(1,810,214)	(1,641,181)
	$616,686	$459,533

As of December 31, 2016 and 2015, the original cost of buildings, machinery and equipment was reflected net of investment grants (see B below) in the aggregate amount of $284,406.

During 2015, the estimated useful lives of machinery and equipment were extended to 15 years from 7 years and the useful lives of facility infrastructure were extended to 25 years from 14 years. For more details, see Note 2F. For the year ended December 31, 2015, the impact of these extended estimated useful lives was approximately $42,000 of reduced depreciation expenses which resulted in a net decrease of approximately $27,000 in the Company’s loss for the year and a decrease in basic loss per share by $0.37. The Company believes that the current estimates of useful lives are reasonable, sustainable and better reflect the future anticipated usage of these assets.

B.	Investment Grants

In February 2011, Tower received an approval certificate from the Israeli Investment Center for an expansion program for investments in fixed assets in Israel, according to which Tower received grants in the amount of approximately NIS 135 million (approximately $36,000) for eligible investments made by Tower from 2006 to 2012.

Entitlement to the above grants is subject to various conditions stipulated by the criteria set forth in the certificate of approval issued by the Israeli Investment Center, as well as by the Israeli Law for the Encouragement of Capital Investments - 1959 (“Investments Law”) and the regulations promulgated there under. In order to secure fulfillment of the conditions related to the receipt of investment grants, floating liens were registered in favor of the State of Israel on substantially all of Tower’s assets.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 9        - INTANGIBLE ASSETS, NET

Intangible assets consist of the following as of December 31, 2016:

	Useful Life (years)	Cost	Accumulated Amortization	Net
Technologies	4;5;9	$109,543	$(98,354)	$11,189
Facilities lease	19	33,500	(20,377)	13,123
Patents and other core technology rights	9	15,100	(13,903)	1,197
Trade name	9	7,520	(6,064)	1,456
Customer relationships	15	2,600	(1,436)	1,164
Others	--	1,000	(1,000)	--
Total identifiable intangible assets		$169,263	$(141,134)	$28,129

Intangible assets consist of the following as of December 31, 2015:

	Useful Life (years)	Cost	Accumulated Amortization	Net
Technologies	4;5;9	$106,363	$(93,048)	$13,315
Facilities lease	19	33,500	(19,089)	14,411
Patents and other core technology rights	9	15,100	(12,225)	2,875
Trade name	9	7,455	(5,000)	2,455
Customer relationships	15	2,600	(1,263)	1,337
Others	--	1,000	(925)	75
Total identifiable intangible assets		$166,018	$(131,550)	$34,468

NOTE 10       -      OTHER ASSETS, NET

Other assets, net consist of the following:

	As of December 31,
	2016	2015
Prepaid long-term land lease, net (see Note 16C)	$3,537	$3,658
Long term prepaid expenses and others	910	2,245
	$4,447	$5,903

NOTE 11      -       OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	As of December 31,
	2016	2015
Interest payable	$4,683	$2,138
Restructuring related payables	1,793	5,044
Tax authorities payables	10,342	7,645
Others	7,265	3,153
	$24,083	$17,980

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 12      -        LONG-TERM LOANS FROM BANKS

A.	Composition:

	As of December 31,
	2016	2015
In U.S. Dollars, see also B, Cand E below	$40,000	$101,955
In JPY, see also D below	126,376	143,675
Total long-term loans from banks - principal amount	166,376	245,630
Fair value adjustments	--	(7,900)
Deferred issuance costs	(1,344)	(511)
Total long-term loans from banks	165,032	237,219
Current maturities	(31,869)	(26,681)
	$133,163	$210,538

B.	Facility Agreement with Israeli Banks

In June 2016, following the issuance of the Series G Debentures, as detailed in Note 13D below, Tower prepaid all of the outstanding loans under the facility agreement (“Facility Agreement”) with the two largest Israeli banks, Bank Leumi and Bank Ha’poalim (“the Israeli Banks”), thereby releasing Tower from the extensive contractual restrictions and covenants under the Facility Agreement with the Israeli Banks, as well as all fixed and floating liens that were charged on Tower’s assets (present and future) in favor of said Israeli Banks. As of June 30, 2016, the liens were fully released. The Facility Agreement was carried at fair value with changes recognized in financing expenses. For the changes in the fair value for the years ended 2016 and 2015, see Note 14E.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data

NOTE 12     -         LONG-TERM LOANS FROM BANKS (cont.)

C.	Wells Fargo Credit Line

In December 2013, Jazz entered into an agreement with Wells Fargo Capital Finance, part of Wells Fargo & Company (“Wells Fargo”), for a five-year secured asset-based revolving credit line in the total amount of up to $70,000, maturing in December 2018 (the “Jazz Credit Line Agreement”). The applicable interest on the loans under the Jazz Credit Line Agreement for the period following February 2016 is at a rate equal to, at lender’s option, either the lender’s prime rate plus a margin ranging from 0.25% to 0.75% or the LIBOR rate plus a margin ranging from 1.5% to 2.0% per annum.

The outstanding borrowing availability varies from time to time based on the levels of Jazz’s eligible accounts receivable, eligible equipment, eligible inventories and other terms and conditions described in the Jazz Credit Line Agreement. The obligations of Jazz under the Jazz Credit Line Agreement are secured by a security interest on all the assets of Jazz. The Jazz Credit Line Agreement contains customary covenants and other terms, including customary events of default. If any event of default will occur, Wells Fargo may declare all borrowings under the facility due immediately and foreclose on the collateral. Furthermore, an event of default under the Credit Line Agreement would result in an increase in the interest rate on any amounts outstanding. Jazz’s obligations pursuant to the Jazz Credit Line Agreement are not guaranteed by Tower or any of its affiliates.

As of December 31, 2016, borrowing availability under the Jazz Credit Line Agreement was approximately $62,000, of which approximately $1,000 was utilized through letters of credit.

Outstanding principal amount of loans drawn under the Jazz Credit Line Agreement was approximately $19,000 as of December 31, 2015. No such loan amounts were outstanding as of December 31, 2016.

As of December 31, 2016, Jazz was in compliance with all of the covenants under this agreement.

D.	Loans to TPSCo from Japanese Institutions

In June 2014, TPSCo entered into a long-term loan agreement with JA Mitsui Leasing, Ltd. and Bank of Tokyo (BOT) Lease Co., Ltd, under which it borrowed 8.8 billion Japanese Yen (outstanding principal amount was approximately $53,000 and $73,000 as of December 31, 2016 and 2015, respectively).

The loan carries an annual interest of the TIBOR (Tokyo Interbank Offered Rate) six months’ rate plus 1.65% per annum with the principal amount payable between 2016 and  2019 (the “Term Loan”).

The Term Loan is secured by an assignment of TPSCo’s right to receive any amounts under its manufacturing and production related services agreements with Panasonic.

The Term Loan contains certain covenants, as well as definitions of events of default and acceleration terms of the repayment schedule.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 12       -       LONG-TERM LOANS FROM BANKS (cont.)

D.	Loans to TPSCo from Japanese Institutions (cont.)

In December 2015, TPSCo and JA Mitsui Leasing, Ltd., Sumitomo Mitsui Trust Bank Limited and Showa Leasing Co., Ltd. (“JP Banks”) signed an asset-based loan agreement (the “Asset-Based Loan” or “ABL”), according to which TPSCo entered into a five year term loan agreement with the JP Banks under which TPSCo borrowed an amount of 8.5 billion Japanese Yen ,outstanding principal amount was approximately $73,000 and $71,000 as of December 31, 2016 and 2015, respectively.

The ABL carries an interest equal to the six month TIBOR (Tokyo Interbank Offered Rate) plus 2.0% per annum with the principal amount payable between 2017 and 2020. The ABL is secured by a lien over the machinery and equipment of TPSCo located in Uozu and Tonami manufacturing facilities.

The ABL also contains certain financial ratios and covenants, as well as definitions of events of default and acceleration of the repayment schedule. TPSCo’s obligations pursuant to the ABL are not guaranteed by Tower or any of its affiliates. As of December 31, 2016, TPSCo was in compliance with all of the covenants under this ABL.

  E.          Bank Loan to TJT

In July 2016, TJT entered into an asset based long-term loan agreement with JA Mitsui Leasing Capital Corporation (“JA Mitsui”) in the total amount of $40,000. The loan carries annual interest of LIBOR+2.0% and is repayable in seven semi-annual installments between 2019 and 2022. The loan is secured mainly by a lien over TJT’s machinery and equipment and an assignment of TJT’s right to receive any amounts under its manufacturing agreement with Maxim.

This loan agreement contains customary terms, conditions and covenants, as well as customary events of default. TJT’s obligations pursuant to the loan agreement are not guaranteed by Tower or any of its affiliates. As of December 31, 2016, TJT was in compliance with all of the covenants under this loan agreement.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data
NOTE 13      -       DEBENTURES

A.	Composition by Repayment Schedule:

		As of December 31, 2016
	Interest rate	2017	2018	2019	2020	2021	2022 and on	Total
Debentures Series D	8%	$5,977	$--	$--	$--	$--	$--	$5,977
Debentures Series F	7.8%	238	--	--	--	--	--	238
Debentures Series G	2.79%	--	--	--	34,776	34,776	52,165	121,717
Jazz’s Notes (as defined in E below)	8%	--	58,307	--	--	--	--	58,307
Total outstanding principal amounts of debentures		$6,215	$58,307	$--	$34,776	$34,776	$52,165	$186,239
Accretion of carrying amount to principal amount								(17,043)
Carrying amount								$169,196

		As of December 31, 2015
	Interest rate	2016	2017	2018	Total
Debentures Series D	8%	$5,906	$--	$--	$5,906
Debentures Series F	7.8%	851	--	--	851
Jazz’s Notes (as defined in E below)	8%	--	--	58,307	58,307
Total outstanding principal amounts of debentures		$6,757	$--	$58,307	$65,064
Accretion of carrying amount to principal amount					(13,005)
Carrying amount					$52,059

Tower’s debentures Series D, Series F and interest thereon are unsecured and were subordinated to Tower’s indebtedness to the government of Israel, see Note 8B. Said debentures were originally due December 31, 2016, however were redeemed on the following day due to December 31, 2016 being a non-business-day.

For details in regards to Jazz Notes, see E below. Tower’s Debenture Series G carry a negative pledge covenant (see D below).

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 13      -        DEBENTURES (cont.)

B.	Debentures Series D

During 2007, Tower issued long-term non-convertible debentures of approximately $27,000 aggregate principal amount, repayable in six equal annual installments starting December 2011, linked to the CPI, which carried an annual interest rate of 8% (“Series D”).

Series D non-convertible debentures outstanding principal amounted to approximately $6,000 as of December 31, 2016 and 2015, respectively. The Series D was fully redeemed in January 2017.

C.	Debentures Series F

In 2010 and 2012, Tower issued un-secured and subordinated long-term debentures in the aggregate principal amount of approximately $231,000, linked to the US dollar, which carried an interest rate of 7.8% per annum payable semiannually, repayable in two equal installments in December 2015 and December 2016 (“Series F”).

During 2016, 2015 and 2014, total of approximately $1,000, $196,000 and $34,000 of Series F were converted into ordinary shares, and approximately $0, $88,000 and $39,000 were recorded, respectively, as accretion and amortization costs included in other financing expenses, net, which are associated with a contingent beneficial conversion feature ("BCF") existed at the commitment date of Series F, in accordance with ASC 470-20 (formerly EITF 98-5 and EITF 00-27) and specifically the guidance over "Contingently Adjustable Conversion Ratios".

Series F outstanding principal amounted to approximately $238 and $851 as of December 31, 2016 and 2015, respectively. The Series F was fully redeemed in January 2017.

D.	Debentures Series G

In June 2016, Tower raised approximately $115,000 through the issuance of long-term unsecured non-convertible debentures (“Series G Debentures”).

The Series G Debentures aggregate principal amount is NIS 468 million (approximately $122,000 as of December 31, 2016), payable in seven semi-annual consecutive equal installments from March 2020 to March 2023 and carrying annual interest rate of 2.79% payable in thirteen semi-annual consecutive equal installments from March 2017 to March 2023. The principal and interest amounts are denominated in NIS and are not linked to any index or to any other currency. The Company entered into hedging transactions to mitigate the foreign exchange rate differences on the principle and interest using a cross currency swap, see Note 14D.

The Series G Debentures include customary financial and other terms and conditions, including a negative pledge and financial covenants. As of December 31, 2016, the Company was in compliance with the financial covenants thereunder.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 13       -      DEBENTURES (cont.)

E.	Jazz 2014 Notes Exchange Agreement

In March 2014, Jazz, certain of its domestic subsidiaries and Tower entered into an exchange agreement (the “2014 Exchange Agreement”) with certain holders of previously issued Jazz notes from 2010 (the “2014 Participating Holders”) (the “2010 notes”) according to which Jazz issued new unsecured convertible senior notes due December 2018 (the “2014 Notes” or the “Jazz Notes”) in exchange for approximately $45,000 in aggregate principal amount of the 2010 notes that were originally due June 2015.

In addition, in March 2014, Jazz, Tower and certain of the 2014 Participating Holders (the “Purchasers”) entered into a purchase agreement (the “Purchase Agreement”) pursuant to which the Purchasers purchased $10,000 in aggregate principal amount of the 2014 Notes for cash consideration.

Holders of the 2014 Notes may submit a conversion request with respect to their 2014 Notes, to be settled at Jazz’s discretion through cash or ordinary shares of Tower. The conversion price is set to $10.07 per share. Interest on the 2014 Notes at a rate of 8% per annum is payable semiannually.

The 2014 Notes are unsecured senior obligations of Jazz, rank equally with all other existing and future unsecured senior indebtedness of Jazz, and are effectively subordinated to all existing and future secured indebtedness of Jazz, including the Jazz Credit Line Agreement (see Note 12C above), to the extent of the value of the collateral securing such indebtedness. The 2014 Notes rank senior to all existing and future subordinated debt. The 2014 Notes are not guaranteed by Tower.

Holders of the 2014 Notes are entitled, subject to certain conditions and restrictions, to require Jazz to repurchase the 2014 Notes at par value plus accrued interest and 1% redemption premium in the event of certain change of control transactions as set forth in the Indenture governing the 2014 Notes.

The Indenture contains certain customary covenants including covenants restricting the ability of Jazz and its subsidiaries to, among other things, incur additional debt, incur additional liens, make specified payments and make certain asset sales.

Jazz’s obligations under the 2014 Notes are guaranteed by Jazz’s wholly owned domestic subsidiaries.

As of December 31, 2016 and 2015, approximately $58,000 principal amount of 2014 Notes was outstanding.

The Jazz Credit Line Agreement imposes certain limitations on the ability to repay the 2014 Notes and/or to incur additional indebtedness without Wells Fargo’s consent. Any default on payment or refinancing of the 2014 Notes prior to said notes maturity, in a form satisfactory to Wells Fargo, would trigger a cross default under the Jazz Credit Line Agreement, which would permit the lenders to accelerate the obligations thereunder, potentially requiring Jazz to repay or refinance the Jazz Credit Line Agreement. As of December 31, 2016 there are no outstanding loan drawdowns under the Wells Fargo Credit Line (see Note 12C).

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14      -        FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS

The Company makes certain disclosures as detailed below with regard to financial instruments, including derivatives. These disclosures include, among other matters, the nature and terms of derivative transactions, information about significant concentrations of credit risk and the fair value of financial assets and liabilities.

A.	Non-Designated Exchange Rate Transactions

As the functional currency of Tower is the USD and part of Tower's expenses are denominated in NIS, Tower enters from time to time into exchange rate agreements to protect against the volatility of future cash flows caused by changes in foreign exchange rates on NIS denominated expenses.

As of December 31, 2016 and 2015 the fair value amounts of such exchange rate agreements were approximately $294 in a liability position and $67 in a liability position with face value of $96,000 and $38,000, respectively.

As the functional currency of TPSCo is the JPY and part of TPSCo revenues are denominated in USD, TPSCo enters from time to time into exchange rate agreements to protect against the volatility of future cash flows caused by changes in foreign exchange rates on USD denominated amounts. As of December 31, 2016 and 2015, the fair value amounts of such exchange rate agreements were approximately $682 in a liability position and $0 with face value of $36,000 and $0, respectively.

B.	Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, derivative, trade receivables and government and other receivables. The Company's cash, deposits and derivative are maintained with large and reputable banks, and the composition and maturities of investments are regularly monitored by the Company. Generally, these securities may be redeemed upon demand and bear minimal risk.

The Company generally does not require collateral for insurance of receivables; however, in certain circumstances, the Company obtains credit insurance or may require letters of credit. An allowance for doubtful accounts is determined with respect to those amounts which their collection determined to be doubtful. The Company performs ongoing credit evaluations of its customers.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14      -        FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

C.	Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments, excluding debentures do not materially differ from their respective carrying amounts as of December 31, 2016 and 2015. The fair values of Tower and Jazz’s debentures, based on quoted market prices or other valuation as of December 31, 2016 and 2015, were approximately $245,000 and $97,000, respectively, compared to carrying amounts of approximately $169,000 and $52,000, for the above dates, respectively.

D.	Cash Flow Hedge Gains (Losses)

The Company entered into cash flow hedging transactions to mitigate the foreign exchange rate differences on the principle and interest using a cross currency swap to mitigate the risk arising from Series G denomination in NIS.

As of December 31, 2016 the fair value of the swap was $67 in a liability position, presented in short-term liabilities. The effective portion of approximately $200 were recorded in other comprehensive income (OCI). For the year ended December 31, 2016, the effect of the hedge on the Company results of operations was immaterial.

E.	Fair Value Measurements

Valuation Techniques:

In general, and where applicable, the Company uses quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology applies to the Company’s Level 1 assets and liabilities. If quoted prices in active markets for identical assets and liabilities are not available to determine fair value, the Company uses quoted prices for similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. This pricing methodology applies to the Company’s Level 2 and Level 3 assets and liabilities.

Level 2 Measurements:

Over the counter derivatives - the Company uses the market approach using quotations from banks and other public information.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14       -      FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

E.	Fair Value Measurements (cont.)

Level 3 Measurements :

Tower's Israeli Banks’ Loans (prior to full repayment of the loans in 2016): as no identical quotes were available to implement Level 1 valuation, the fair value was based on the income approach using a present value technique under which the cash flows used in the technique reflect the cash stream expected to be used to satisfy the obligation over its economic life. Tower discounted expected cash flows as forecasted each quarter using the appropriate discount rate for the applicable maturity based on the expected contractual payments, by observing yield on its traded debt and applying necessary adjustments.

Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Tower’s Israeli Banks Loans (including current maturities)	Others
As of January 1, 2016 - at fair value	$74,955	$--
principal repayment	(82,855)	--
Total changes in fair value recognized in earnings	7,900	--
As of December 31, 2016 - at fair value	$--	$--

Recurring Fair Value Measurements Using the Indicated Inputs:

	December 31, 2016	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cross currency swap- liability position	$67	--	$67	--
Foreign Exchange forward and cylinders- liability position	976		976	--
	$1,043	$--	$1,043	$--

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 14       -       FINANCIAL INSTRUMENTS AND FAIR VALUE MEASURMENTS (cont.)

E.	Fair Value Measurements (cont.)

	December 31, 2015	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Tower’s loans (including current maturities)	$74,891	$--	$--	$74,891
Foreign Exchange forward and cylinders- liability position	64		64
	$74,955	$--	$64	$74,891
Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Tower’s loans (including current maturities)	Others
As of January 1, 2015 - at fair value	$77,029	$34
Loan repayment	(18,200)	--
Total changes in fair value recognized in earnings	16,126	(34)
As of December 31, 2015 - at fair value	$74,955	$--
Unrealized losses recognized in earnings related to outstanding loans as of December 31, 2015	$13,219	$--

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15       -       EMPLOYEE RELATED LIABILITIES

A.	Employee Termination Benefits

Israeli law, labor agreements and corporate policy determine the obligations of Tower to make severance payments to dismissed Israeli employees and to Israeli employees leaving employment under certain circumstances. Generally, the liability for severance pay benefits, as determined by Israeli law, is based upon length of service and the employee’s monthly salary. This liability is primarily covered by regular deposits made each month by Tower into recognized severance and pension funds and by insurance policies maintained by Tower, based on the employee’s salary for the relevant month. The amounts so funded and the liability are reflected separately on the balance sheets in long-term investments and long-term employee related liabilities in the amounts of $9,909 and $11,988, respectively, as of December 31, 2016.

Commencing January 1, 2005, Tower implemented a labor agreement with regard to most of its Israeli employees, according to which monthly deposits into recognized severance and pension funds or insurance policies will release it from any additional severance obligation in excess of the balance in such accounts to such Israeli employees and, therefore, Tower incurs no liability or asset with respect to such severance obligations and deposits, since that date. Any net severance amount as of such date will be released on the employee’s termination date. Payments relating to Israeli employee termination benefits were $4,345, $3,986 and $3,801 for 2016, 2015 and 2014, respectively.

TPSCo established a Defined Contribution Retirement Plan (the “DC Plan”) for its employees through which TPSCo contributes approximately 10% with employee average match of 1% from employee base salary to the DC Plan. Such contribution releases the employer from further obligation to any payments upon termination of employment. The contribution is remitted either to third party benefit funds based on employee preference, or directly, to those employees who elected not to enroll in the DC Plan. Total payments under the DC Plan in 2016, 2015 and 2014 amounted to $7,015, $6,823 and $4,011, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15     -         EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans

The following information provide the changes in 2016, 2015 and 2014 periodic expenses and benefit obligations due to the bargaining agreement effective December 19, 2009 entered into by Jazz with its collective bargaining unit employees.

Post-Retirement Medical Plan

The components of the net periodic benefit cost and other amounts recognized in other comprehensive income (loss) for post-retirement medical plan expense are as follows:

	Year ended December 31,
	2016	2015	2014
Net periodic benefit cost:
Service cost	$12	$29	$24
Interest cost	85	126	118
Amortization of prior service costs	(12)	(973)	(1,737)
Amortization of net (gain) or loss	(333)	(115)	(227)
Total net periodic benefit cost	$(248)	$(933)	$(1,822)
Other changes in plan assets and benefits obligations recognized in other comprehensive income:
Prior service cost for the period	$--	$--	$--
Net (gain) or loss for the period	(316)	(1,333)	558
Amortization of prior service costs	12	973	1,737
Amortization of net gain or (loss)	333	115	227
Total recognized in other comprehensive income (expense)	$29	$(245)	$2,522
Total recognized in net periodic benefit cost and other comprehensive income	$(219)	$(1,178)	$700

Weighted average assumptions used:
Discount rate	4.80%	4.30%	5.20%
Expected return on plan assets	N/A	N/A	N/A
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for current year (Pre-65/Post-65)	6.75%/10.00%	7.00%/20.00%	7.75%/25.00%
Ultimate rate (Pre-65/Post-65)	4.50%/5.00%	4.50%/5.00%	5.00%/5.00%
Year the ultimate rate is reached (Pre-65/Post-65)	2025/2022	2025/2022	2022/2022
Measurement date	December 31, 2016	December 31, 2015	December 31, 2014

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15     -        EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

Post-Retirement Medical Plan (cont.)

Impact of one-percentage point change in assumed health care cost trend rates as of December 31, 2016:

	Increase	Decrease
Effect on service cost and interest cost	$7	$(5)
Effect on post-retirement benefit obligation	$59	$(46)

The components of the change in benefit obligation, change in plan assets and funded status for post-retirement medical plan are as follows:

	Year ended December 31,
	2016	2015	2014
Change in benefit obligation:
Benefit obligation at beginning of period	$1,781	$2,977	$2,317
Service cost	12	29	24
Interest cost	85	126	118
Benefits paid	(12)	(18)	(40)
Change in plan provisions	--	--	--
Actuarial loss (gain)	(316)	(1,333)	558
Benefit obligation end of period	$1,550	$1,781	$2,977
Change in plan assets:
Fair value of plan assets at beginning of period	$--	$--	$--
Employer contribution	12	18	40
Benefits paid	(12)	(18)	(40)
Fair value of plan assets at end of period	$--	$--	$--
Funded status	$(1,550)	$(1,781)	$(2,977)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15      -       EMPLOYEE RELATED LIABILITIES (cont.)

B.         Jazz Employee Benefit Plans (cont.)

Post-Retirement Medical Plan (cont.)

	As of December 31,
	2016	2015	2014
Amounts recognized in statement of financial position:
Current liabilities	(37)	(40)	(83)
Non-current liabilities	(1,513)	(1,741)	(2,894)
Net amount recognized	$(1,550)	$(1,781)	$(2,977)
Weighted average assumptions used:
Discount rate	4.50%	4.80%	4.30%
Rate of compensation increases	N/A	N/A	N/A
Assumed health care cost trend rates:
Health care cost trend rate assumed for next year (pre 65/ post 65)	7.20%/10.00%	6.75%/10.00%	7.00%/20.00%
Ultimate rate (pre 65/ post 65)	4.50%/4.50%	4.50%/5.00%	4.50%/5.00%
Year the ultimate rate is reached (pre 65/ post 65)	2025/2025	2025/2022	2025/2022

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2017	$37
2018	48
2019	59
2020	66
2021	67
2022-2026	$346

Jazz adopted several changes to the post-retirement medical plan in 2012 that cumulatively reduced it’s obligations by approximately $3,900. The changes in the plan were implemented through 2015 and included the phase out of spousal coverage, introduction of an employer-paid cap, and acceleration of increases in retiree contribution rates.

Jazz Pension Plan

Jazz has a pension plan that provides for monthly pension payments to eligible employees upon retirement. The pension benefits are based on years of service and specified benefit amounts. Jazz uses a December 31 measurement date. Jazz funding policy is to make contributions that satisfy at least the minimum required contribution for IRS qualified plans.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15    -         EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

Jazz Pension Plan (cont.)

The components of the change in benefit obligation, the change in plan assets and funded status for Jazz’s pension plan are as follows:

	Year ended December 31,
	2016	2015	2014
Net periodic benefit cost:
Interest cost	841	798	796
Expected return on plan assets	(1,154)	(1,130)	(1,257)
Amortization of prior service costs	3	3	3
Amortization of net (gain) or loss	34	31	--
Total net periodic benefit cost	$(276)	$(298)	$(458)
Other changes in plan assets and benefits obligations recognized in other comprehensive income:
Prior service cost for the period	$--	$--	$--
Net (gain) or loss for the period	736	6	3,117
Amortization of prior service costs	(3)	(3)	(3)
Amortization of net gain or (loss)	(34)	(31)	--
Total recognized in other comprehensive income (expense)	$699	$(28)	$3,114
Total recognized in net periodic benefit cost and other comprehensive income (expense)	$423	$(326)	$2,656
Weighted average assumptions used:
Discount rate	4.60%	4.20%	5.10%
Expected return on plan assets	6.20%	6.20%	7.50%
Rate of compensation increases	N/A	N/A	N/A
	Year ended December 31,
	2016	2015	2014
Estimated amounts that will be amortized from accumulated other comprehensive income in the next fiscal year ending :
Prior service cost	3	3	3
Net actuarial (gain) or loss	$54	$33	$31

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15      -       EMPLOYEE RELATED LIABILITIES (Cont.)

B.	Jazz Employee Benefit Plans (Cont.)

Jazz Pension Plan (cont.)

The components of the change in benefit obligation, change in plan assets and funded status for Jazz’s pension plan are as follows:

	Year ended December 31,
	2016	2015	2014
Change in benefit obligation:
Benefit obligation at beginning of period	$18,605	$19,304	$15,873
Interest cost	841	798	796
Benefits paid	(496)	(451)	(532)
Change in plan provisions	--	--	--
Actuarial loss (gain)	722	(1,046)	3,167
Benefit obligation end of period	$19,672	$18,605	$19,304
Change in plan assets:
Fair value of plan assets at beginning of period	$18,526	$18,134	$16,652
Actual return on plan assets	1,141	78	1,307
Employer contribution	700	765	707
Benefits paid	(496)	(451)	(532)
Fair value of plan assets at end of period	$19,871	$18,526	$18,134
Funded status	$199	$(79)	$(1,170)
Accumulated benefit obligation	$19,672	$18,605	$19,304
Amounts recognized in statement of financial position:
Non-current assets	$199	$--	$--
Non-current liabilities	--	(79)	(1,170)
Net amount recognized	$199	$(79)	$(1,170)
Weighted average assumptions used:
Discount rate	4.30%	4.60%	4.20%
Rate of compensation increases	N/A	N/A	N/A

The following benefit payments are expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Other Benefits
2017	$706
2018	797
2019	866
2020	943
2021	999
2022-2026	$5,719

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 15      -       EMPLOYEE RELATED LIABILITIES (cont.)

B.	Jazz Employee Benefit Plans (cont.)

Jazz Pension Plan (cont.)

The plan’s assets measured at fair value on a recurring basis consisted of the following as of as of December 31, 2016:

	Level 1	Level 2	Level 3
Investments in mutual funds	$--	$19,871	$--
Total plan assets at fair value	$--	$19,871	$--

The plan’s assets measured at fair value on a recurring basis consisted of the following as of as of December 31, 2015:

	Level 1	Level 2	Level 3
Investments in mutual funds	$--	$18,526	$--
Total plan assets at fair value	$--	$18,526	$--

Jazz’s pension plan weighted average asset allocations on December 31, 2016, by asset category are as follows:

Asset Category	December 31, 2016	Target allocation 2017
Equity securities	62%	60%
Debt securities	38%	40%
Real estate	0%	0%
Other	0%	0%
Total	100%	100%

Jazz’s primary policy goals regarding the plan’s assets are cost-effective diversification of plan assets, competitive returns on investment, and preservation of capital. Plan assets are currently invested in mutual funds with various debt and equity investment objectives. The target asset allocation for the plan assets is 40% debt, or fixed income securities, and 60% equity securities. Individual funds are evaluated periodically based on comparisons to benchmark indices and peer group funds and investment decisions are made by Jazz in accordance with the policy goals. Actual allocation to each asset category fluctuates and may not be within the target specified above due to changes in market conditions.

The estimated expected return on assets of the plan is based on assumptions derived from, among other things, the historical return on assets of the plan, the current and expected investment allocation of assets held by the plan and the current and expected future rates of return in the debt and equity markets for investments held by the plan. The obligations under the plan could differ from the obligation currently recorded if management's estimates are not consistent with actual investment performance.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 16     -        COMMITMENTS AND CONTINGENCIES

A.	Commitments and Contingencies Relating to Fab 2

(1)	Facility Agreement

Liens

For liens on Tower’s assets under the Facility Agreement which were fully released as of June 30, 2016, see Note 12B. For liens relating to Jazz Credit Line Agreement, see Note 12C. For liens under TPSCo 2015 Term Loan agreement see Note 12D. For liens relating to TJT term loan, see Note 12E.

(2)	Approved Enterprise Status

For details regarding Approved Enterprise Status relating to Fab 2, see Note 20A and Note 8B.

B.	License Agreements

The Company enters into intellectual property and licensing agreements with third parties from time to time. The effect of each of them on the Company’s total assets and results of operations is immaterial. Certain of these agreements call for royalties to be paid by the Company to these third parties.

C.	Leases

Tower’s administrative offices and corporate headquarters, Fab 1 and Fab 2 manufacturing operations are located in a building complex situated in an industrial park in Migdal Ha’emek, in the northern part of Israel. The premises where the administrative offices and Fab 1 are located are under a long-term lease from the ILA, which expires in 2032. Tower has no obligation for lease payments related to this lease through the year 2032. Tower entered into a long-term lease agreement with the ILA relating to Fab 2 for a period ending in 2049. The lease payments through 2049 relating to this lease have been paid in advance and are expensed through the operational lease period.

Tower occupies certain other premises under various operating leases. The obligations under such leases were not material as of December 31, 2016.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 16     -        COMMITMENTS AND CONTINGENCIES (cont.)

C.	Leases (cont.)

Jazz leases its fabrication facilities under lease contracts that may be extended until 2027, through the exercise of an option at Jazz’s sole discretion to extend the lease period through 2027. In 2015, Jazz exercised its first option to extend the lease term from 2017 to 2022, while maintaining the option to extend the lease term at its sole discretion from 2022 to 2027. In the amendments to its leases, (i) Jazz secured various contractual safeguards designed to limit and mitigate any adverse impact of construction activities on its fabrication operations; and (ii) set forth certain obligations of Jazz and the landlord, including certain noise abatement actions at the fabrication facility.

Aggregate rental expenses under Jazz operating leases were approximately $2,800, $3,000 and $2,600 for the years ended December 31, 2016, 2015 and 2014, respectively. Future minimum payments for Jazz’s non-cancelable operating building leases are approximately $2,800 for each of the years 2017 through 2019, approximately $2,400 for each of the years 2020 through  2021 and approximately $500 thereafter.

In 2014, TPSCo entered into a five-year lease agreement with Panasonic to lease the building and facilities of its three fabs in Hokuriko, Japan for the manufacturing business of TPSCo. The parties agreed to have good faith discussions regarding the terms and conditions for extension of the term of the lease agreement, taking into account the terms provided thereunder prior to the expiration thereof and the fair market prices existing at the time of the extension.

Future minimum payments under TPSCo’s non-cancelable operating building and facilities lease were approximately $13,393, $13,393 and $3,113 for the years 2017, 2018 and 2019 respectively.

D.	Other Agreements

The Company enters from time to time, in the ordinary course of business, into long-term agreements with various entities for the joint development of products and processes utilizing technologies owned separately by either the other entity or the Company, or owned jointly by both parties, as applicable.

E.	Environmental Affairs

The Company’s operations are subject to a variety of laws and state and governmental regulations relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in the production processes. Operating permits and licenses are required for the operation of the Company’s facilities and these permits and licenses are subject to revocation, modification and renewal. Government authorities have the power to enforce compliance with these regulations, permits and licenses. As of the approval date of the financial statements, the Company is not aware of any noncompliance with the terms of said permits and licenses.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 16      -       COMMITMENTS AND CONTINGENCIES (cont.)

F.	Other Commitments

Receipt of certain research and development grants from the government of Israel is subject to various conditions. In the event Tower fails to comply with such conditions, Tower may be required to repay all or a portion of the grants received. In Tower’s opinion, Tower has been in full compliance with the conditions through December 31, 2016 and hence repayment of the grant is considered remote. For details in regard to Investment Center grants, see Note 8B.

G.	Litigation

In January 2016, a short-selling focused firm issued a short sell thesis report which the Company believes contains false and misleading information about the Company's strategy, business model and financials. Following this short sell thesis report, shareholder class actions were filed in the US and Israel against the Company, certain officers, its directors and/or its external auditor. This short sell thesis analyst acknowledged at the time of the report that he shall be assumed to be in a short position in Tower’s shares.

In July 2016, the US court-appointed lead plaintiff voluntarily withdrew the action and the US court approved the voluntary dismissal of the class action in the US. The Company believes that the outstanding alleged claims in Israel, which are largely akin to the claims made and dismissed in the US, are also without merit and will vigorously defend such action~~s~~ if the court ultimately accepts such action as a class action.

NOTE 17      -       SHAREHOLDERS’ EQUITY

A.	Description of Ordinary Shares

As of December 31, 2016, Tower had 150 million authorized ordinary shares, par value NIS 15.00 each, of which approximately 93 million were issued and outstanding. Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of Tower, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17      -        SHAREHOLDERS’ EQUITY (cont.)

B.	Equity Incentive Plans

(1)	General

The Company has granted to its employees and directors options and Restricted Stock Units (“RSUs”) to purchase ordinary shares under several share incentive plans adopted by the Company. The particular provisions of each plan and grant vary as to vesting period, exercise price, exercise period and other terms. Generally, (i) the exercise price of options will not be lower than the nominal value of the shares and will equal either the closing market price of the ordinary shares immediately prior to the date of grant, or, in relation to grants made from September 2013, an average of the closing price during the thirty trading days immediately prior to the date of grant; (ii) vest over one to four year period according to various vesting schedules, and (iii) are not exercisable beyond seven or ten years from the grant date.
Except for those share incentive plans described below, as of December 31, 2016 and December 31, 2015, respectively, there were approximately 0.64 million and 1.64 million options outstanding under the Company’s share incentive plans (the "Old Plans”). No further options may be granted under Old Plans.

(2)	Tower’s 2013 Share Incentive Plan (the "2013 Plan")

In 2013, the Company adopted a new share incentive plan for directors, officers, and employees of the Company. Options granted under the 2013 Plan bear an exercise price which equals an average of the closing price during the thirty trading days immediately prior to the date of grant, vest over up to a three-year period and are not exercisable beyond seven years from the grant date.

Under the 2013 Plan, the Company granted in 2016 and 2015 a total of 0.57 million and 0.88 million options and RSUs, respectively, to its employees and directors (including the below described grants to the CEO and Chairman) vesting over up to a three-year period. The Company measures compensation expenses of the RSUs based on the closing market price of the ordinary shares immediately prior to the date of grant and is amortizing it through the applicable vesting period.

In June 2016, the Company granted the following equity awards to its CEO and directors under the 2013 Share Incentive Plan: (i) 197,890 options, 31,053 time vested RSUs and 15,790 performance-based RSUs to the CEO, for a total compensation value of $1,360; (ii) 25,168 time vested RSUs to the chairman of the board of directors for a total compensation value of $300; and (iii) 10,000 options to a new external director and 3,334 time vested RSUs to each of two new other directors, for a total compensation value of $127. These grants were approved by the shareholders on June 30, 2016.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17      -        SHAREHOLDERS’ EQUITY (cont.)

B.        Equity Incentive Plans (cont.)

(2)       Tower’s 2013 Share Incentive Plan (the "2013 Plan")(cont.)

As of December 31, 2016, approximately 1.63 million options and 1.01 million RSUs were outstanding under the 2013 Plan. As of December 31, 2015, approximately 4.24 million options and 0.77 million RSUs were outstanding under the 2013 Plan. Further grants may be approved subject to compensation committee, board of directors and shareholders’ approval as may be required by law.

(3)	Summary of the Status of all the Company’s Employees’ and Directors’ Share Incentive Plans

	2016		2015		2014
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Outstanding as of beginning of year	5,878,270	$6.84	7,537,219	$6.37	8,066,749	$6.31
Granted	207,890	12.19	100,000	16.92	746,431	5.81
Exercised	(3,649,754)	4.82	(1,620,056)	4.94	(762,607)	4.36
Terminated	(97,063)	21.34	(26,777)	22.28	(30,901)	35.40
Forfeited	(61,254)	7.25	(112,116)	8.30	(482,453)	5.86
Outstanding as of end of year	2,278,089	9.92	5,878,270	6.84	7,537,219	6.37
Options exercisable as of end of year	1,606,983	$10.19	2,606,704	$8.93	1,834,281	$11.54

	2016		2015
	Number of RSU	Weighted Average Fair Value	Number of RSU	Weighted Average Fair Value
Outstanding as of beginning of year	773,200	$15.11	--	$--
Granted	359,643	12.83	783,700	15.11
Exercised	(86,847)	11.45	--	--
Forfeited	(36,812)	14.73	(10,500)	15.15
Outstanding as of end of year	1,009,184	14.62	773,200	15.11
RSU exercisable as of end of year	--	$--	--	$--

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17      -        SHAREHOLDERS’ EQUITY (cont.)

B.        Equity Incentive Plans (cont.)

(4)	Summary of Information about Employees’ Share Incentive Plans

The following table summarizes information about employees’ share options outstanding as of December 31, 2016:

Outstanding as of December 31, 2016				Exercisable as of December 31, 2016
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price

$4.42-13.20	1,613,375	4.25	$6.08	1,032,269	$4.95
15.90-19.50	421,878	2.30	17.01	331,878	17.04
$21.00-28.20	242,836	0.88	$23.10	242,836	$23.10
	2,278,089			1,606,983

	Year ended December 31,
	2016	2015	2014
The intrinsic value of options exercised	$40,314	$15,374	$3,680
The original fair value of options exercised	$16,711	$3,721	$2,661

	Year ended December 31,
	2016	2015	2014
The intrinsic value of RSU's exercised	$1,177	$--	$--
The original fair value of RSU's exercised	$994	$--	$--

Stock-based compensation expenses were recognized in the Statement of Operations as follows:

	Year ended December 31,
	2016	2015	2014

Cost of goods	$3,920	$2,214	$753
Research and development, net	2,119	1,905	1,034
Marketing, general and administrative	3,367	3,421	2,897
Total stock-based compensation expense	$9,406	$7,540	$4,684

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)
NOTE 17      -       SHAREHOLDERS’ EQUITY (cont.)

B.	Equity Incentive Plans (cont.)

(5)	Weighted Average Grant-Date Fair Value of Options Granted to Employees

The weighted average grant-date fair value of the options granted during 2016, 2015 and 2014 to employees and directors amounted to $4.20, $7.16 and $3.10 per option, respectively. The Company utilizes the Black-Scholes model. The Company estimated the fair value, utilizing the following assumptions for the years 2016, 2015 and 2014 (all in weighted averages):

	2016	2015	2014
Risk-free interest rate	0.9%-1.3%	1.2%-1.4%	1.3%-1.8%
Expected life of options	4.60 years	4.75 years	4.75 years
Expected annual volatility	47%-48%	47%	47%-57%
Expected dividend yield	none	none	none

Risk free interest rate is based on yield curve rates published by the U.S. Department of Treasury.

Expected life of options is based upon historical experience and represents the period of time that options granted are expected to be outstanding.

Expected annual volatility is based on the volatility of Tower’s ordinary share prior to the options grant for the term identical to expected life.

C.	Israeli Banks’ Capital Notes and Warrants

All issued and outstanding equity equivalent capital notes convertible into approximately 2.1 million ordinary shares as of December 31, 2016, have no voting rights, no maturity date, no dividend rights, are not tradable, are not registered, do not carry interest, are not linked to any index and are not redeemable. The equity equivalent capital notes are classified in shareholders’ equity. As of December 31, 2016, Bank Ha’poalim was the sole holder of such capital notes.

As of December 31, 2016 and 2015, the Israeli Banks held a total of approximately 0.7 million warrants received under the Facility Agreement exercisable until December 2018, at various exercise prices ranging between $10.5 and $92.55 per share.

D.	Treasury Stock

During 1999 and 1998, the Company funded the purchase by a trustee of an aggregate of 86,667 of Tower’s ordinary shares. These shares are classified as treasury shares.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 17      -        SHAREHOLDERS’ EQUITY (cont.)

E.	Dividend Restriction

According to the Facility Agreement, Tower undertook not to distribute any dividends prior to the date that all amounts payable under the Facility Agreement have been paid in full. Following the full repayment of the Israeli Banks loans in 2016, such restriction was removed and Tower is subject to the restrictions under the Israeli Companies Law, 1999 and to limitations under Series G debentures indenture,  which enables to distribute dividends subject to compliance with certain financial covenants.

F.	Warrants Series 7

In connection with the issuance of Debentures Series F in 2012, see Note 13C above, the debenture holders received warrants exercisable into approximately 1.9 million ordinary shares of Tower based on an exercise price of approximately $7.2 per one ordinary share (“Warrants 7”). Warrants 7 were expiered on March 1, 2016.

G.	Warrants Series 9

In connection with a rights offering executed in 2013, the participants shareholders and certain other security holders received approximately 5.5 million Series 9 Warrants exercisable by June 2017 into ordinary shares with an exercise price of $7.33 per share. As of December 31, 2016 and 2015, the outstanding Series 9 Warrants were exercisable into approximately 2.3 million and 4.5 million ordinary shares, respectively.

H.	Convertible Debentures

With regard to convertible Debentures, see Notes 13C and 13E.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 18      -        INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Revenues by Geographic Area - as Percentage of Total Revenue

	Year ended December 31,
	2016	2015	2014
USA	49%	44%	45%
Japan	36	41	40
Asia *	12	11	11
Europe	3	4	4
Total	100%	100%	100%

* Represents revenues from individual countries of less than 10% each.

The basis of attributing revenues from external customers to geographic area is based on the headquarter location of the customer issuing the purchase order, actual delivery may be shipped to other geographic area per customer request.

B.	Long-Lived Assets by Geographic Area

Substantially all of Tower’s long-lived assets are located in Israel, substantially all of Jazz’s and TJT’s long-lived assets are located in the United States and substantially all of TPSCo’s long-lived assets are located in Japan.
	As of December 31,
	2016	2015
Israel	$215,511	$176,764
United States	203,501	90,748
Japan	197,674	192,021
Total	$616,686	$459,533

C.	Major Customers - as Percentage of Net Accounts Receivable Balance

Accounts receivable from significant customers representing 10% or more of the net accounts receivable balance as of December 31, 2016 and 2015, consist of the following customers:

	As of December 31,
	2016	2015
Customer 1	23%	29%
Customer 2	15%	17%

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 18       -      INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (cont.)

D.	Major Customers - as Percentage of Total Revenue

	Year ended December 31,
	2016	2015	2014
Customer A	35%	40%	38%
Customer B	12	13	9
Other customers *	14	6	14

*
Represents sales to two different customers accounted for 5% and 9% of sales during 2016, to one customer accounted for 6% of sales during 2015 and to two different customers accounted for 7% each during 2014.

NOTE 19       -      INTEREST EXPENSES, NET AND OTHER FINANCING EXPENSES, NET

A.	Interest Expense, Net

Interest expense net, for the years ended December 31, 2016, 2015 and 2014 were $11,857, $13,179 and $33,409, respectively.

B.	Other Financing Expense, Net

Other financing expense, net consist of the following:

	Year ended December 31,
	2016	2015	2014

Jazz Notes accretion and amortization	$3,571	$3,015	$9,307
Jazz 2014 Exchange Agreement related financing costs, see Note 13E	--	--	9,817
Changes in fair value (total level 3 changes in fair value, see Note 14E)	7,900	16,092	(1,669)
Debentures Series G amortization, rate differences and hedging results	1,901	--	--
Debentures Series F accretion and amortization including accelerated accretion, see Note 13C	150	87,973	39,494
Exchange rate differences	(3,768)	1,056	(5,352)
Others	2,738	1,794	3,807
	$12,492	$109,930	$55,404

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)
NOTE 20      -       INCOME TAXES

A.	Approved Enterprise Status

Substantially all of Tower’s existing facilities and other capital investments have been granted approved enterprise status, as provided by the Investments Law.

Pursuant to the Investments Law and the approval certificates, Tower’s income is taxed at a rate of 20% in 2016. The portion of Tower’s taxable income that is not attributable to approved enterprise status is taxed at a rate of 25% in 2016 (“Regular Company Tax”).

The tax benefits are also conditioned upon fulfillment of the requirements stipulated by the letter of approval regarding Tower's facilities and other capital investments' approved enterprise status (“Ktav Ishur”), as well as by the Investments Law and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval.

B.	Income Tax Provision

      The company’s income tax provision is as follows:

	Year Ended December 31,
	2016	2015	2014
Current tax expense (benefit):
Foreign (*)(**)	$5,948	$(8,473)	$2,814
Deferred tax expense (benefit):
Foreign(*)	(4,516)	(3,805)	(27,556)
Income tax expense (benefit)	$1,432	$(12,278)	$(24,742)

(*) Foreign are considered provisions for Tower’s subsidiaries outside Israel.

(**) Includes changes in unrecognized tax benefit, see D below.

	Year Ended December 31,
	2016	2015	2014
Profit (loss) before taxes:
Domestic	$168,668	$(59,797)	$78,677
Foreign	41,930	18,392	(104,791)
Total profit (loss) before taxes	$210,598	$(41,405)	$(26,114)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 20      -        INCOME TAXES (cont.)

C.	Components of Deferred Tax Asset/Liability

The following is a summary of the components of the deferred tax benefit and liability reflected in the balance sheets as of the respective dates:

	As of December 31,
	2016	2015
Net deferred tax benefit - current:
Net operating loss carryforward	$797	$797
Employees benefits and compensation	3,895	3,984
Others	5,480	5,774
	10,172	10,555
Valuation allowance, see F below	(3,014)	(3,519)
Total net current deferred tax benefit	$7,158	$7,036

	As of December 31,
	2016	2015
Deferred tax liability, net - long-term :
Deferred tax assets:
Net operating loss carryforward	$306,496	$327,924
Employees benefits and compensation	2,405	2,164
Research and development	1,940	1,940
Others	3,403	1,814
	314,244	333,842
Valuation allowance, see F below	(279,898)	(304,195)
	$34,346	$29,647
Deferred tax liability:
Depreciation and amortization	(96,242)	(51,238)
Deferred tax related to gain on TPSCo acquisition	(30,653)	(44,423)
Others	(2,684)	(3,730)
Total long-term deferred tax liability, net	$(95,233)	$(69,744)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 20     -         INCOME TAXES (cont.)

D.	Unrecognized Tax Benefit

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrecognized tax benefits
Balance at January 1, 2016	$13,538
Additions for tax positions of current year	157
Expiration of prior years provision due to TJP closure	(6,472)
Additions for tax positions of prior years	779
Translation differences	967
Balance at December 31, 2016	$8,969

Unrecognized tax benefits
Balance at January 1, 2015	$24,961
Additions for tax positions of current year	(623)
Expiration of statute of limitation of prior years	(10,758)
Translation differences	(42)
Balance at December 31, 2015	$13,538

Unrecognized tax benefits
Balance at January 1, 2014	$25,676
Additions for tax positions of current year	51
Expiration of statute of limitation of prior years	--
Translation differences	(766)
Balance at December 31, 2014	$24,961

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)
NOTE 20      -        INCOME TAXES (cont.)

E.	Effective Income Tax Rates

The reconciliation of the statutory tax rate to the effective tax rate is as follows:

	Year ended December 31,
	2016	2015	2014
Tax expense (benefit) computed at statutory rates	$52,650	$(10,972)	$(6,920)
Effect of different tax rates in different jurisdictions	(4,772)	6,108	(18,453)
Gain on acquisition	(10,450)	--	(33,280)
Tax benefits for which deferred taxes were not recorded	(23,489)	11,687	27,757
Unrecognized tax expense (benefit)	(6,212)	(11,153)	412
Permanent differences and other, net	(6,295)	(7,948)	5,742
Income tax expense (benefit)	$1,432	$(12,278)	$(24,742)

F.	Net Operating Loss Carryforward

On December 31, 2016, Tower had net operating loss carryforward for tax purposes of approximately 1.5 billion USD, which may be carried forward for an unlimited period of time. The Company establishes a valuation allowance for deferred tax assets (see C above) when it is unable to conclude that it is more-likely-than-not that such deferred tax assets will be realized. In making this determination, the Company evaluates both positive and negative evidences.

The future utilization of Tower US Holdings’ net operating loss carryforward to offset future taxable income is subject to an annual limitation as a result of ownership changes that have occurred. Additional limitations could apply if ownership changes occur in the future. Jazz has had two “change in ownership” events that limit the utilization of net operating loss carryforward. The first “change in ownership” event occurred in February 2007 upon Jazz Technologies’ acquisition of Jazz Semiconductor. The second “change in ownership” event occurred on September 19, 2008, upon Tower’s acquisition of Jazz. Jazz concluded that the net operating loss limitation for the change in ownership which occurred in September 2008 will be an annual utilization of approximately $2,100 in its tax return. On December 31, 2016, Tower US Holdings’ had federal net operating loss carryforward of approximately $26,000 that will begin to expire in 2022, unless previously utilized.

On December 31, 2016, Tower US Holdings had state net operating loss carryforward of $137,900 that are expected to begin expiring in 2017 unless previously utilized. The full utilization of the remaining state net operating loss carryforward may not be available in the foreseeable future and may be significantly decreased based on the state filing method to be elected by Tower US Holdings, as since 2009, it adopted the word-wide method for California state taxes purposes. Moving to other method may result in reduced available net operating loss carryforward.

As of December 31, 2016 and 2015, TPSCo had operating loss carryforward of approximately $0 and $5,000, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 20       -      INCOME TAXES (cont.)

G.	Final Tax Assessments

Tower possesses final tax assessments through the year 1998. In addition, the tax assessments for the years 1999-2012 are deemed final.

Tower US holding is filing the consolidated tax return including Jazz and TJT. Tower US Holdings and its subsidiaries are subject to U.S. federal income tax as well as income tax in multiple state and foreign jurisdictions.

With few exceptions, Tower US Holdings is no longer subject to U.S. federal income tax examinations for 2010 and before, state and local income tax examinations for 2011 and before and foreign income tax examinations for 2012 and before. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses were generated and carried forward, and make adjustments up to the amount of the net operating loss carryforward amount.

During 2016, the U.S. tax authorities commenced a regulatory audit of the Tower US Holdings’ tax returns for the years 2011 through 2014. There is no indication to date as for the expected results of such audit, if any
TPSCo was established in March 2014 and is subject to an income tax rate (including corporate tax, local tax, business enterprise tax) of approximately 33.5% and 35% for 2016 and 2015, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 21      -       RELATED PARTIES BALANCES AND TRANSACTIONS

A.	Balances

	The nature of the relationships involved	As of December 31,
		2016	2015
Long-term investment	Equity investment in a limited partnership	$37	$50
Trade accounts payable	Trade accounts payable	$--	$52

B.	Transactions

	Description of the transactions	Year ended December 31,
		2016	2015	2014
Cost of revenues	Purchase of services and goods from affiliates of a related party.	$--	$13,970	$14,883
General and Administrative expenses	Directors’ fees and reimbursement to directors	$639	$234	$221
Other expense (income), net	Equity loss (profit) in a limited partnership	$13	$(6)	$16

NOTE 22       -      ADDITIONAL INFORMATION - RECONCILIATION OF US GAAP TO IFRS

Since the initial listing of the Company on NASDAQ in the United States of America in 1993, the Company utilized US GAAP reports (prior to 2007 Israeli GAAP reconciled to US GAAP) in the preparation of its financial statements.

As many of the Company’s investors and analysts are located in Israel and in Europe and are familiar with and use the International Financial Reporting Standards rules (“IFRS”), the Company provides on a voluntary basis a reconciliation from US GAAP to IFRS as detailed below (condensed balance sheet, condensed statement of operations and additional information). IFRS differs in certain significant aspects from US GAAP. The primary differences between US GAAP and IFRS relating to the Company are the accounting for goodwill, financial instruments, pension plans and termination benefits.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 22      -        ADDITIONAL INFORMATION - RECONCILIATION OF US GAAP TO IFRS (cont.)

A.	Goodwill

Adjustment arising from goodwill of a subsidiary acquired in 2008.

The purchase consideration was paid in Tower’s ordinary shares. Under US GAAP, the consideration was measured according to Tower's share price at the transaction announcement date. Under IFRS, the consideration was measured according to Tower's share price at closing date. Accordingly, a lower purchase consideration was measured under IFRS than the purchase consideration measured under US GAAP. Consequently, no purchase price was allocated to goodwill under IFRS.

B.	Financial Instruments

Adjustments arising from allocation of proceeds from issuance of convertible debentures and warrants to liabilities and equity and the subsequent measurement of such liabilities.

The adjustment stems primarily from a convertible debt security sold by Tower in 2010, with a conversion ratio that was determined in the third quarter of 2012 based on Tower's share price as of such date. Under ASC 815 and ASC 470-20, the related conversion feature was measured in the third quarter of 2012 based on its intrinsic value and recorded to equity, with a corresponding discount on the debt instrument. Under IAS 39, such conversion feature was bifurcated from its host contract at the date of issuance and measured as a liability at fair value at each cut-off date until the date of determination of the related conversion ratio, at which date such conversion feature was classified to equity.

C.	Pension Plans

Adjustments arising from defined benefit pension arrangements.

Under ASC 715, prior years’ service cost, as well as actuarial gains and losses, are recorded in accumulated other comprehensive income, and amortized to the profit and loss statement over time. Under IAS 19, prior years’ service cost is recorded to the profit and loss statement in the period in which the underlying change was executed, while actuarial gains and losses, at the Company's election, are recorded directly to retained earnings with no impact on the profit and loss statement.

D.	Termination Benefits

Adjustment arising from benefit to be granted to certain of the Company’s employees upon termination.

Under IAS 19, such benefits are not reflected in the Company's financial statements until termination occurs. Under ASC 712, such benefits are recorded in earlier periods based on probability of occurrence.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 22     -        ADDITIONAL INFORMATION- RECONCILIATION OF US GAAP TO IFRS (cont.)

E.	Condensed Balance Sheet in Accordance with IFRS:

	As of December 31, 2016
	US GAAP	Adjustments	IFRS
ASSETS:
Current assets	$697,998	$--	$697,998
Property and equipment, net	616,686	--	616,686
Long-term assets	65,200	(7,000)	58,200
Total assets	$1,379,884	$(7,000)	$1,372,884
LIABILITIES AND SHAREHOLDERS' EQUITY:
Current liabilities	$247,115	$--	$247,115
Long-term liabilities	450,155	(1,323)	448,832
Total liabilities	697,270	(1,323)	695,947
TOTAL SHAREHOLDERS’ EQUITY	682,614	(5,677)	676,937
Total liabilities and shareholders' equity	$1,379,884	$(7,000)	$1,372,884

F.	Condensed Statement of Operations in Accordance with IFRS:

	Year ended December 31, 2016
	US GAAP	Adjustments	IFRS
Profit before income tax and excluding other financing expense, net	$223,090	$(193)	$222,897
Other financing expense, net	(12,492)	143	(12,349)
Profit before income tax expense	210,598	(50)	210,548
Income tax expense	(1,432)	--	(1,432)
Profit for the period	209,166	(50)	209,116
Net income attributable to the non-controlling interest	(5,242)	--	(5,242)
Net profit attributable to the company	$203,924	$(50)	$203,874

G.	Reconciliation of Net Profit (Loss) from US GAAP to IFRS:

	Year ended December 31,
	2016	2015	2014
Net profit (loss) in accordance with US GAAP	$203,924	$(29,647)	$4,263
Financial instruments	143	73,770	21,556
Pension plans	(206)	(705)	(1,314)
Termination benefits	13	(45)	409
Net profit in accordance with IFRS	$203,874	$43,373	$24,914

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 22      -       ADDITIONAL INFORMATION- RECONCILIATION OF US GAAP TO IFRS (cont.)

H.	Reconciliation of Shareholders’ Equity from US GAAP to IFRS:

	As of December 31,
	2016	2015
Shareholders’ equity in accordance with US GAAP	$682,614	$385,586
Financial instruments	(237)	(380)
Termination benefits	1,560	1,502
Goodwill	(7,000)	(7,000)
Shareholders’ equity in accordance with IFRS	$676,937	$379,708

I.	Reconciliation of Goodwill from US GAAP to IFRS:

	As of December 31,
	2016	2015
Goodwill in accordance with US GAAP	$7,000	$7,000
Goodwill	(7,000)	(7,000)
Goodwill in accordance with IFRS	$--	$--

J.	Reconciliation of Other Long-Term Assets from US GAAP to IFRS:

	As of December 31,
	2016	2015
Other long-term assets in accordance with US GAAP	$4,447	$5,903
Financial instruments	--	(450)
Other long-term assets in accordance with IFRS	$4,447	$5,453

K.	Reconciliation of Short-Term Debt and Current Maturities of Loans and Debentures from US GAAP to IFRS:

	As of December 31,
	2016	2015
Short-term debt and current maturities of loans and debentures in accordance with US GAAP	$48,084	$33,259
Financial instruments	--	(70)
Short-term debt and current maturities of loans and debentures in accordance with IFRS	$48,084	$33,189

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

NOTE 22      -       ADDITIONAL INFORMATION- RECONCILIATION OF US GAAP TO IFRS (cont.)

L.	Reconciliation of Long-Term Debentures from US GAAP to IFRS:

	As of December 31,
	2016	2015
Long-term debentures in accordance with US GAAP	$162,981	$45,481
Financial instruments	237	--
Long-term debentures in accordance with IFRS	$163,218	$45,481

M.	Reconciliation of Long-Term Employee Related Liabilities from US GAAP to IFRS:

	As of December 31,
	2016	2015
Long-term employee related liabilities in accordance with US GAAP	$14,176	$14,189
Termination benefits	(1,560)	(1,502)
Long-term employee related liabilities in accordance with IFRS	$12,616	$12,687